Tarcon Acquisitions I, Inc

333 Earl Ovington Blvd.  Suite 608

Uniondale, N.Y. 11553

March 23, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Chris Chase, Staff Attorney

Re:	Tarcon Acquisitions 1, Inc Amendment to Form 10 Filed March 16, 2011 File No. 000-54264

Gentlemen:

     This is in response to your letter of comment dated February 22, 2011.  Simultaneously with the delivery of a response by our counsel discussing Amendment No. 1 to our Form 10 filing we wish to acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Leonard N. Tarr

Leonard N. Tarr

President